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                             January 11, 2024

       Carmine Stengone
       Chief Executive Officer and President
       Contineum Therapeutics, Inc.
       10578 Science Center Drive, Suite 200
       San Diego, California 92121

                                                        Re: Contineum
Therapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
13, 2023
                                                            CIK No. 0001855175

       Dear Carmine Stengone:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. We note you applied for the quotation of the common stock on the Nasdaq Global Select
                                                        Market.    Please
revise to clarify whether the offering is contingent upon final approval of your Nasdaq listing.
Please ensure that the disclosure is consistent with your underwriting agreement.
       Our Clinical Pipeline, page 1

   2. We note the inclusion of the LPA1R DC and Discovery rows in the pipeline tables on pages 2 and 113. Please
explain why you believe these product candidates are material to the company's
operations at this time. In the event the company does consider each material, please
provide more detailed disclosure in both the Summary and Business sections regarding each
candidate. In the event these candidates are not material at this time, please revise the
pipeline table to remove each row. Note that the "Mechanism" and
 Carmine Stengone
Contineum Therapeutics, Inc.
January 11, 2024
Page 2
         "Program" columns for the Discovery row should be revised to include substantive information if such row remains in the table.
Prospectus Summary
Company Overview, page 1

3. We note various statements throughout the Prospectus that imply the efficacy of your product candidates. For example, you state that certain candidates are
   potent,    that you
            believe that PIPE-791, through its optimized preclinical selectivity, potency and dosing profile, has the potential to become a highly differentiated therapeutic for both IPF and
         Progressive MS,    that you    believe PIPE-791 has the potential to
demonstrate
         differentiated efficacy and an improved dosing profile versus other LPA1R assets in
         development    and that you have "demonstrated" certain improvements
in disease in
         preclinical studies and trials to date. Because none of your product candidates have been approved, please revise to remove these and similar statements, as efficacy determinations are within the sole jurisdiction of the FDA and other similar foreign regulators. You may include information regarding data observed in studies and trials but may not include the company's conclusions based on such data.
4. We note your disclosure in the Summary and elsewhere that PIPE-307 is a potentially
         "first-in-class    M1R inhibitor and that PIPE-791 has the potential
to be a "best-in-class"
         treatment for IPF. These terms suggest that your product candidates are effective and likely to be approved. Given the stage of development of each, the terms appear speculative. Please revise to delete these references here and throughout your registration statement.
PIPE-307, page 3

5. Please revise your disclosure on page 4 to disclose that J&J has the right, in its sole discretion, to further develop or to elect not to develop PIPE-307 for RRMS.
Our Team, page 6

6. We note you disclose the names of your investors on pages 6 and 118. Please limit the disclosure of specific investors to those identified in the Principal Shareholder table on page 196. Additionally, indicate that prospective investors should not rely on the named
       investors    investment decision, that these investors may have
different risk tolerances and
       that the shares purchased in the referenced financings were conducted at a significant discount to the IPO price, if true.
FirstName LastNameCarmine Stengone
Risks Related to Our Business, page 6
Comapany NameContineum Therapeutics, Inc.
JanuaryPlease
7.             revise
         11, 2024     your
                   Page 2 Summary Risk Factors to quantify your accumulated deficit.
FirstName LastName
 Carmine Stengone
FirstName
ContineumLastNameCarmine
           Therapeutics, Inc. Stengone
Comapany
January 11,NameContineum
           2024             Therapeutics, Inc.
January
Page 3 11, 2024 Page 3
FirstName LastName
Risk Factors
We do not intend to pay cash dividends for the foreseeable future., page 75

8. We note your risk factor on page 75 states your Loan Agreement with First Citizens Bank contains a negative covenant which prohibits [you] from paying dividends subject to
         limited exceptions.    We also note your disclosure on page 100 which
states that you
         repaid all of the outstanding principal, the final payment fee and all outstanding and accrued interest on the loan as of June 2023. Please revise your disclosure to clarify whether the agreement is still in place and whether the negative covenant is still applicable.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Collaboration, page 93

9. We note your disclosure that the J&J License Agreement expires on a "country-by-
         country basis upon expiration of all royalty payment obligations for all products in such country". Please revise to provide more specificity regarding the term of the agreement, as such disclosure does not provide investors with a clear understanding of the duration.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation Expense and Common Stock Valuation, page 108

10. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.
Business, page 112

11. We note your discussion of statistical significance throughout the Business section. Please revise your disclosure to provide p-values for the results of each study that was powered for statistical significance. In addition, please disclose the primary and secondary endpoints for each trial, to the extent applicable, adverse events and whether the trials met the designated endpoints if the trial has concluded.
Preclinical Data Comparison Between PIPE-791 and Other LPA1R Antagonists, page
127

12. Please revise your table on page 128 to remove comparisons that were not the result of head-to-head preclinical studies and revise to disclose the designs of the preclinical in vitro and in vivo studies you conducted comparing PIPE-791 and third-party compounds.
 Carmine Stengone
FirstName
ContineumLastNameCarmine
           Therapeutics, Inc. Stengone
Comapany
January 11,NameContineum
           2024             Therapeutics, Inc.
January
Page 4 11, 2024 Page 4
FirstName LastName
Clinical Development Plan of PIPE-791 in IPF, page 128

13.      Please revise page 128 to remove the statement that you will submit a
CTA    [f]ollowing
         favorable safety results from [y]our Phase 1 healthy volunteer trial as it assumes your
         Phase 1 trial will be successful.
Intellectual Property, page 150

14. Please revise your disclosure to clarify the jurisdictions where you have patents and pending patent applications for each of your patent families covering PIPE-791.
Notes to Audited Financial Statements
2. Summary of Significant Accounting Policies, page F-8

15. Please revise to disclose your revenue recognition policy within the audited financial statements including your policy for contract modifications in accordance with ASC 606-
         10-25-10 through 25-13, as set forth in ASC 606-10-50-1. Provide us with your comprehensive analysis for the accounting treatment applied to the August 2023 contract modification discussed on page F-52, including specific references to the supporting authoritative accounting guidance. Also, revise the disclosure of your revenue recognition policies and estimates within MD&A to discuss your policy for contract modifications, focusing on the assumptions and uncertainties underlying this critical accounting estimate. Refer to SEC Release No. 33-8350.
General

16. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       Please contact Ibolya Ignat at 202-551-3636 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Jeffrey Thacker, Esq.